UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      April 2007                                     File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated April 2, 2007

2.

News Release dated April 5, 2007

3.

News Release dated April 16, 2007

4.

News Release dated April 19, 2007

5.

News Release dated April 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: June 4, 2007___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

NEWS RELEASE

DNT: TSX

CANDENTE RESOURCE CORP. – RESULTS FOR THE YEAR ENDING DECEMBER 31, 2006

Vancouver, British Columbia, April 2, 2007. Candente Resource Corp. (DNT:TSX) (“Candente” and or the ”Company”) announces its Annual results for the year ended December 31, 2006. All amounts in this release are in U.S. dollars unless otherwise stated.

The Company has incurred a total of US$3,984,637 on its mineral properties, of which US$3,483,066 was spent on its Canariaco Property. To date a total of US$6,354,847 has been spent on the Canariaco Property.

The Company received additional funding of Cdn$755,800 from the exercise 297,500 common share options at prices ranging from Cdn$0.23 to Cdn$0.80 and the exercise of 424,780 warrants priced at Cdn$1.25.

The Net Loss for the year totaled ($1,792,115), or ($0.04) per share, compared to a loss of ($1,426,952), or ($0.04) per share in 2005,

The Company has a stock option plan: As at March 23, 2007 there were 6,893,500 stock options outstanding.

The Company has a total of 4,030,918 warrants outstanding as at March 23, 2007 of which 2,530,828 are exercisable at Cdn$1.25 and will expire on March 29 and March 31, 2007 and 1,500,000 are exercisable at Cdn$1.65 and will expire on December 7, 2007.

The Financial Statements and Management Discussion and Analysis are available on the Company website www.candente.com and also on Sedar www.sedar.com.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com

Release No. 204

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

CANDENTE RESOURCE CORP. WARRANTS EXERCISED

Vancouver, British Columbia, April 5, 2007. Candente Resource Corp. (DNT:TSX) (“Candente” and or the ”Company”) is pleased to announce that a total of 1,913,813 warrants, expiring on March 29, 2007 and March 31, 2007 have been exercised at a price of $1.25 per share netting proceeds of $2,392,266.20 to the Company. The Company now has a total of 55,467,757 Shares Issued and Outstanding, 1,500,000 Warrants exercisable at $1.65 per share expiring on November 30, December 4 and December 6, 2007 and 6,698,500 Stock Options totalling 63,956,257 Shares on a Fully Diluted basis.

On another matter the Company has received conditional approval from the Toronto Stock Exchange (“TSX”) for its Shareholders Rights Plan (the “Plan”), subject to submission of certain documents from the Company to the TSX. The Plan’s effective date has been changed from the date it was announced, September 7, 2006 to the date it was approved by the Shareholders at the Special General Meeting, March 9, 2007. The Plan is posted on the Company’s website and will be posted on Sedar once the TSX has given its final approval.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com

Release No. 205

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

METALLURGIST JOINS DEVELOPMENT TEAM FOR CAf4ARIACO COPPER PROJECT, PERU

Vancouver, British Columbia, April 16, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that Dr. W. Joseph Schlitt, Ph.D., P.Eng., of Hydrometal LLC (www.hydrometal-js.com) has joined the Candente Development Team to assist Thomas R. Rinaldi , Vice President, Operations, in developing a comprehensive metallurgical testing program for the Canariaco Norte Copper Project and for ongoing metallurgical consulting. Dr. Schlitt has 40 years experience specializing in Solvent Extraction - Electrowinning (SX-EW), chemical processing, hydrometallurgy, particularly copper heap, dump, bioleaching and in-situ leaching, plus metal value recovery in engineering, process assessment, research and development (R & D), and plant-oriented studies in the nonferrous (copper) industry worldwide.

Dr. Schlitt has extensive worldwide experience including Escondida Sulfide Leach Project of BHP/Rio Tinto in Northern Chile; Dos Pobres and San Juan of Phelps Dodge in Arizona; El Abra of Phelps Dodge/Coldelco in Chile; the Cerro Negro oxide deposit - Cerro Verde of Phelps Dodge in Peru; the S&K and Letpadaung Mines of Ivanhoe Mines Ltd. and Ivanhoe Copper in Myanmar; Newmont Gold’s refractory ore bio-leach project in Nevada; Newmont’s Batu Hijau mine in Indonesia; Haib Copper Project of Copper Resources Corp. in Namibia; Nord Pacific’s Girilambone Copper heap leach-SX-EW project in NSW, Australia; Quebrada Blanca [formerly Falconbridge now Aur Resources] in Chile; Mt. Gunson of Shamrock Mines Ltd, Australia; Morenci Southside expansion of Phelps Dodge, Carmacks oxide leach of Western Copper in northern Canada; Kennecott’s copper leaching operation at the Ray mine, Arizona; Tethyan Copper Company’s Tanjeel project in Pakistan; Cobre Mining’s Hanover Mountain project in New Mexico; Sanyati poly-metallic heap leach (Cu, Co, Mn, Zn), Zimbabwe; Erdenet copper dump leach in Mongolia; Kennecott Utah Copper’s Bingham Canyon leach project.

The objective of this next phase of metallurgical testing is to ensure that all test work is representative of the entire ore body with regard to ore types and associated recoveries. Dr. Schlitt is reviewing current data available for the project and is recommending additional work to be performed. In addition, he will be the Company’s Qualified Person for all metallurgical aspects of the Project.

Candente has recently completed the drilling of 12 core holes to be dedicated for this test work. The core from these holes will be used to determine overall copper extraction, leaching kinetics, acid consumption and the effect of particle size on kinetics and extraction. Dr. Schlitt and Mr. Rinaldi have contracted SGS-Lakefield Minerals Services to carry out all necessary test work including leaching tests using bottle rolls and column leach tests, ore characterization and mineralogical analysis of the ore. Additional metallurgical test work will include flotation testing especially for the predominantly chalcopyrite zones of the ore body. All core from the 12 drill holes is currently being shipped to the SGS Lakefield laboratory in Santiago, Chile where processing of the samples is expected to commence by April 30, 2007. Testing is expected to take 180 days (6 months) which will mimic the days expected for the majority of copper leaching which will take place in the leach pads, however, preliminary results should be received after 60 days.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Joanne Freeze in Vancouver at: (604) 689-1957 or Tom Rinaldi at (604) 484-4212 or (511) 222-3603 or info@candente.com www.candente.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

UPGRADED STARTER PIT SHOWS ROBUST ECONOMICS AT CANARIACO NORTE, PERU

Vancouver, British Columbia, April 19, 2007. Candente Resource Corp. (DNT:TSX) DNT:TSX (“Candente” and/or the “Company”) is pleased to report that an updated Preliminary Economic Assessment (PAEE) completed by MineFill Services, Inc. shows robust economics for the Starter Pit alone which is only 10% of the entire known deposit to date.

PAEE Results for Starter Pit Alone

The following pre-tax financial highlights were produced in the MineFill financial model:

·

Recovered copper to cathode – 836 million pounds

·

Net cashflow - US$921.3 million

·

NPV (8%) - US$511.7 million

·

NPV (12%) – US$388.0 million

·

IRR – 60.0%

·

A project payback of less than two years

The economic assumptions in the PAEE were:

·

Operating and capital costs as presented in Merit’s June 2006 PAEE of US$0.61/lb and US$143M

·

A mining rate of 30,000 tonnes per day (for the starter pit) over 10 years

·

A bench-by-bench production schedule for grade and ore:waste tonnes

·

The leach recoveries determined by Kappes Cassidy

·

A base case copper price of US$2.00 per pound

Sensitivity analyses were carried out to test the robustness of the starter pit financial model;

·

Capital and operating costs were varied at 10% increments from -20% to +20% of the base case values, which yielded IRRs in the range 76% to 56% for capex and 69% to 53% for opex

·

Leach recoveries were varied by 5% either side of the base case values, which yielded IRRs in the range 58% to 62% for refractory ores and 55% to 66% for soluble ores

·

Copper prices of US$1.00, US$1.25, US$1.50, US$2.00 and US$3.00 which yielded IRRs of 6.89% ($1.00) to 111.80% ($3.00).

The updated study includes a revised mineral resource estimate for Candente’s 100% owned Canariaco Norte porphyry copper deposit in northern Peru. The study is based on the results of all drilling completed on the property to the end of December 2006. The economic evaluation focuses on initial mining of a 107 million tonnes (Mt), stand-alone starter pit. The updated resource and PAEE was completed by MineFill Services, Inc. of Vancouver B.C.. The complete Technical Report has been filed on SEDAR (www.sedar.com) and is available for inspection at the Company’s offices or on the Company website (www.candente.com).

Resources

The expanded Canariaco Norte deposit hosts a total resource 820 Mt, grading an average of 0.45% Cu above a cut-off of 0.3% Cu and containing 8.1 billion pounds of copper. Of the total resource, approximately 31% has been categorized as Measured, approximately 47% has been categorized as Indicated and the balance (22%) is Inferred. The resource comprises approximately 45% soluble copper (in oxide plus chalcocite) and approximately 55% refractory copper (in chalcopyrite). The deposit is known to be open at depth and both to the north and to the south.

Starter Pit

Within the 820 Mt resource, MineFill has optimized a higher grade Starter Pit for quick payback that contains some 104.6 Mt of Measured and Indicated resources, grading an average of 0.60% total copper and contains 1.4 billion pounds of copper. The Starter Pit resources represent approximately 10% of the total mineral resource at Canariaco Norte.

Of the total Starter Pit resource, approximately 61% has been categorized as Measured, approximately 36% has been categorized as Indicated and the balance (3%) is Inferred. The resource comprises approximately 61% soluble copper (in oxide plus chalcocite) and approximately 39% refractory (in chalcopyrite). The average strip ratio in the Starter Pit is estimated to be 1.3:1.0 (waste:ore).

Mining, Processing and Project Development

The development model being pursued at Canariaco Norte will utilize open pit mining (by contract), crushing, heap leaching of chalcocite, copper oxide and chalcopyrite mineralization, and a solvent extraction (SX) and electrowinning (EW) plant. LME Grade A copper cathode will be produced on site. All proposed technology is well proven and is in common use internationally.

Leach testing by Kappes, Cassiday & Associates of Reno, NV, shows 75 to 80 percent recovery of the soluble copper fraction is possible using conventional acid leaching, after 220 days. Recovery of copper from the sulphide fraction over the same period averages 40%.

Conclusions

The robust economics of the Canariaco Norte Starter Pit warrant advancing the project to the development stage through fast-tracking of a definitive feasibility study. The scope of the feasibility study will include a trade-off study to investigate the economic viability of building and using a conventional flotation mill for processing refractory ore (predominantly chalcopyrite), following depletion of the Starter Pit resources or continuing to process all of the resources by SX-EW.

Principal contributors to the PAEE are Dr. David M. Stone, P. Eng. (President of MineFill Services, Inc.), Stephen J. Godden, C.Eng. (Director of SGA Ltd.), J. Roland Tosney, P. Eng. (MineFill Services, Inc.) and Robert van Egmond, P.Geo. (Candente Resource Corp.). The Qualified Person for this report is Dr. David M. Stone.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Joanne Freeze in Vancouver at: (604) 689-1957 or Tom Rinaldi at 604-484-4212 or (511) 222-3603 or info@candente.com www.candente.com.

Release 207

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

DRILLING HAS COMMENCED ON THE EL ORO GOLD AND SILVER PROPERTY, MEXICO

Vancouver, British Columbia, April 25th, 2007. Candente Resource Corp. (DNT:TSX) (Candente) and Canaco Resources Inc. (CAN:TSX.V) (Canaco) are pleased to announce that drilling commenced on April 18th on the El Oro gold-silver property in Central Mexico. A total of approximately 4,000 metres (m) are planned to be drilled in 8 to 12 holes in a Phase I program. The first hole, VSR-07-01, is testing an extension to the San Rafael Vein and is currently at a depth of 327 metres.

The Phase I drilling will test the down-dip extensions of four of the most prolific veins in the El Oro Camp including San Rafael, Verde, Borda and Coronas as well as recently identified targets in the Oriente area. Compilation of mining records in the El Oro camp has identified the most productive areas within the four main veins and suggests that these veins remain open to depth below previous levels of mining. In total 27 drill targets have been identified to test these targets. In the Oriente area mapping and data compilation has identified 6 drill targets to date.

Mining of the veins in the El Oro camp is reported to have stopped for financial reasons (see below*) and not due to lack of ore. The San Rafael vein is reported to have produced in excess of 5 million gold equivalent ounces (oz) over 45 years from 11.9 million tonnes (Mt) of ore with an average production grade of 10.8 grams gold per tonne (g/t Au) and 115 grams silver per tonne (g/t Ag) over an average width of 10 m. The Verde vein is reported to have produced in excess of 3 million gold equivalent ounces from 6.3 Mt of ore with an average production grade of 12.0 g/t Au and 160 g/t Ag over an average width of 5-10 m. In the San Rafael vein production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km). In the Verde vein production occurred over a vertical depth of up to 240 m and over a strike length of approximately 2 km. The average vertical depth for gold and silver production in veins in Mexico is understood to be 450 metres.

The Oriente area is the eastern extension of the prolific El Oro ore-shoot trend. It has had no mining and little exploration and is covered by younger Tertiary volcanic rocks, which mask favourable host rocks and potential veins. Seven exposures of the favourable host rocks have been found within these younger volcanics and five of these have alteration and quartz-calcite veining, and stockwork typical of the El Oro gold-silver veins. The veins and stockwork are hosted in the older Cretaceous andesitic volcanics which overlie the common host rocks (sediments) to the veins mined in the past. Veins comprise varying proportions of quartz, chalcedony and calcite and exhibit banding, brecciation and drusy crystal textures which are all typical of the gold and silver bearing El Oro veins.

NSAMT geophysics has also been carried to assist in the identification of potential new veins. Initially, nine test lines were conducted over the Coronas, Borda and San Rafael veins and results showed that the geophysics was successful in detecting the veins and/or the structures hosting the veins. Given the success of the test work, thirty-six line kilometers (km) of NSAMT was conducted over an area measuring 3 km by 4 km in the central part of the Oriente zone. Results of the survey are pending.

The veins on the El Oro property have been worked since the late 1700’s. The height of mining activity began in 1904 with the Gold Mining & Railway Company. For 33 years four companies produced gold and silver, predominantly from the San Rafael and Verde veins. In excess of 18.2 million tonnes grading 11.1 grams gold and 131 grams silver were produced. In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company. Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted* the Las Dos Estrellas Mining Co. so the properties were transferred to the workers who formed a consortium with the government and continued to operate the mines largely as a selvage operation, mining pillars and backfill. This proved to be very costly resulting in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz. El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin. (See News Release 166, dated May 12th, 2006.) Funds are in place for completion of the Phase I drilling and all year one option obligations.

Additional information on the companies and the El Oro property is available at www.candente.com and www.canaco.ca.

Candente and Canaco have chosen to jointly explore at El Oro to take advantage of the companies combined abilities and successful track records in exploration, discovery, project development and mining operations. The companies have formed a Mexican subsidiary named Minera CCM SA de CV to operate this joint venture. Piotr Lutynski, P.Eng. Consultant, Michael J. Casselman, PGeo and Director, Candente and Andrew Lee Smith, P.Geo. Chairman and CEO, Canaco, are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Joanne C. Freeze, P.Geo.

Andrew Lee Smith, P.Geo.

President and CEO, Candente

Chairman and CEO, Canaco

For further information please contact:

Neil Currie at (604) 689-1957 or toll free 1-877-689-1964

Nick Watters, 604-488-0822 or 1-866-488-0822

Email: info@candente.com

Email: investors@canaco.ca

NR208

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Canaco relies upon litigation protection for forward-looking statements.